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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

AAR CORP.
(Name of Subject Company (Issuer))

AAR CORP.
(Name of Filing Person (Issuer))

1.75% Convertible Senior Notes due 2026
(Title of Class of Securities)

000361 AG 0 and 000361 AH 8
(CUSIP Numbers of Class of Securities)

Robert J. Regan, Esq.
Vice President and General Counsel
AAR CORP.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, Illinois 60191
(630) 227-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)	with copy to: James J. Junewicz Winston & Strawn LLP 35 W. Wacker Drive Chicago, Illinois 60601 (312) 558-5257

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:

$88,135,000	$12,021.62

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 1.75% Convertible Senior Notes due 2026 (the "Securities"), as described herein, is $1,000 per $1,000 principal amount outstanding. As of January 3, 2013 there was $88,135,000 aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $88,135,000.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,021.62	Filing Party: AAR CORP.
Form or Registration No.: Schedule TO-I	Date Filed: January 3, 2013
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on January 3, 2013 (as amended and supplemented, this "Schedule TO") by AAR CORP., a Delaware corporation (the "Company"), and relates to the offer by the Company to purchase securities (the "Securities"), as set forth in the Company's Put Right Purchase Offer to Holders of 1.75% Convertible Senior Notes due 2026, dated January 3, 2013 (the "Put Right Purchase Offer"). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All information in the Put Right Purchase Offer and related notice materials, as amended or supplemented from time to time, collectively constitute the "Put Option," which were previously filed as exhibits to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment, and as more particularly set forth below.

        The sole purpose of this Amendment is to extend the time for the tendering of Securities, and for the withdrawal of tendered Securities, from 5:00 p.m. New York City time on January 31, 2013 to 12:00 midnight, New York City time on January 31, 2013.

Amended Items of Schedule TO

        Pursuant to Rule 12b-15 under the Exchange Act, this Amendment amends and restates only the items of Schedule TO that are being amended and restated, and unaffected items are not included herein. The information in the Schedule TO and exhibits previously filed with the Schedule TO is incorporated herein by reference in response to the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically set forth herein. This Amendment should be read in conjunction with the Schedule TO.

Items 1 through 9 and Item 11.

        The Schedule TO and exhibits thereto are hereby supplemented and amended as follows:

        All references to "5:00 p.m., New York City time" in the Put Right Purchase Offer and Notice of Repurchase, included as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, shall be replaced with "12:00 midnight, New York City time," to indicate that the expiration of the Put Option is extended from 5:00 p.m., New York City time, on January 31, 2013 until 12:00 midnight, New York City time, on January 31, 2013.

        In addition, in the Notice of Repurchase included as Exhibit (a)(1)(B) to the Schedule TO, references to "the close of business" in sub-paragraphs (iv) and (ix) shall be replaced with "12:00 midnight, New York City time".

        For ease of reference, the Put Right Purchase Offer and Notice of Repurchase have been amended and restated and filed herewith as exhibits.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by amending and restating the following exhibits:

Exhibit Number	Description
(a)(1)(A)	Put Right Purchase Offer to Holders of 1.75% Convertible Senior Notes due 2026, dated January 3, 2013.
(a)(1)(B)	Notice of Repurchase.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AAR CORP.
By:	/s/ ROBERT J. REGAN
	Name:	Robert J. Regan
	Title:	Vice President, General Counsel and Secretary
	Dated:	January 25, 2013

 EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Put Right Purchase Offer to Holders of 1.75% Convertible Senior Notes due 2026, dated January 3, 2013.†
(a)(1)(B)	Notice of Repurchase.†
(a)(1)(C)	Option of Holders to Elect Purchase.*
(a)(5)	Press release issued by the Company on January 3, 2013.*
(b)	Not applicable.
(d)(1)
Indenture, dated as of February 1, 2006, between the Company, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2006).*
(d)(2)	Agreement Regarding 1.75% Convertible Senior Notes due 2026 owned by Osterweis Strategic Fund.*
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

†
Amended version filed herewith.

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  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX